Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: February 5, 2024

The following is a transcript of an investor presentation with Sam Altman and Michael Klein of AltC Acquisition Corp. (“AltC”), and Jacob DeWitte, Caroline Cochran, Craig Bealmear, Scott Auerbach, Brian Gitt and Ed Petit de Mange of Oklo Inc. (“Oklo”), which took place on February 2, 2024. A video replay of this presentation was made available on Oklo’s website on February 5, 2024.

Sam Doane:	Hello, everybody. We're going to take our seats and get started here. All right.

Business Plan and Anticipated Business Model Video Narrative:

Jacob DeWitte:	Oklo is an advanced nuclear technology developer, but ultimately what we do is provide power from these systems. We can sell electric power, we can also sell just heat, or we can sell a combination. That means we make it easier for customers to buy what they really want from these systems, which is the clean, reliable, affordable power and heat, while also providing a platform for us to take technology and scale our lessons learned through a whole sort of fleet of them as we build out and grow.

Caroline Cochran:	What we're seeing is utilities moving more into transmission and distribution as opposed to generation. Huge power plants built, owned, and operated by large utilities that maybe spend 20 billion dollars. There's just not a lot of appetite for that.

Craig Bealmear:	Oklo is a unique company. We are building our entire design on something called the experimental breeder reactor two.

Jacob DeWitte:	The selection of the technology bases we're building off has inherent advantages to it, but also the model where we have more numbers of smaller plants gives us more data and experience that we can build from an iterate accordingly forward from, and that gives us a huge advantage because again, nothing beats having real world experience with your real machines and your product.

One of the things that I personally am most excited about is what the recycling piece enables because it's that fundamental approach that allows you to think about not just powering the country for over 150 years but effectively be able to produce power for several billion years at planetary scales. It's a pretty inspiring and exciting enabler.

Caroline Cochran:	The amount of electricity that is needed by AI, by data centers, is astronomical. And a lot of times people want to spend money on clean power, but if it's a lot more expensive, they may not be able to do that. So that's a huge part of our mission is to make it affordable. And recycling nuclear waste does that.

Craig Bealmear:	The other thing that makes us unique is our reoccurring revenue model. We are going to sell power to our customers through something called a Power Purchase Agreement or PPA. What is great from the customer side is they are getting reliable power from us. What is great from the CFO perspective is that PPA means we will get reoccurring revenue back in the other direction.

Jacob DeWitte:	That also works very well for investors as they think about the benefits and stability of recurring revenues and then therefore the growth that can occur as you get growing recurring revenues. It's a great outcome and a great structure that can be realized with this model.

One thing we're very excited about at Oklo is the partners we've built external to the organization. They have fundamental capabilities, resources, expertise that is just world class and it's awesome to be able to work with them.

Caroline Cochran:	We are really excited about the partnership with Siemens.

Craig Bealmear:	Siemens is going to be providing Oklo with our steam turbine generator.

Caroline Cochran:	And it's unique that we are actually able to outsource that because of the size of our power plants and also because of the safety of our power plants.

Jacob DeWitte:	We're excited about our partnerships with Centrus, one of the leading enrichers in the world.

Caroline Cochran:	We're also working with Centrus on them purchasing power from our power plants so they can decarbonize their own enrichment, which requires a tremendous amount of power.

Jaocb DeWitte:	The mission drive is what I think keeps everyone going and keeping coming back to this. When we talk about what we're developing here, it's literally a technology set that can fundamentally be an energy solution at scale for the entire planet. That's something that's pretty easy to get people out of bed to work on things, right? People will come to Oklo because they know that they can make a massive impact on the world working here, and that makes you feel pretty confident about helping create a better planet going forward.

Forward-Looking Statements Video:

Bonita Chester:	Thank you for joining us today. It is my pleasure to welcome you to Oklo's investor day. My name is Bonita Chester and I'm the director of communications and media at Oklo. During today's presentation, you will hear from members of our management team, board of directors, and representatives of AltC Acquisition Corp.

The webcast will be available for replay at oklo.com/investor, where you will also find a copy of the investor presentation. Please note that this morning's webcast contains forward looking statements regarding future events and the future performance of Oklo and AltC. These forward looking statements are based upon information available to Oklo and AltC today and reflect the current views and expectations of Oklo and AltC.

Actual results could differ materially from those contemplated by these forward looking statements, including, but not limited to the timing of development milestones, potential future customers and revenues, competitive industry outlook, and the timing and completion of the business combination, please refer to the presentation accompanying this webcast for more information on the risks regarding these forward looking statements that could cause actual results to differ materially.

Sam Doane:	A warm welcome to all of you. I want to express my sincere gratitude to each of you for joining us today, whether in person or virtually. I am Sam Doane, the director of Investor Relations at Oklo, and it is truly an honor to be in your company. I joined Oklo not just for its mission, but for the incredible individuals who are working on turning that mission into a reality. Today, you will hear from members of the Oklo team who are not only leaders in our company, but also trailblazers in their respective fields, as well as certain key partners, to learn how they're actively shaping the future of Oklo and the nuclear industry. As we progress through the day, we'll follow the agenda outlined here and in your programs. Our speakers will dive into what sets Oklo apart in our industry, provide strategic insights, and showcase Oklo's unwavering commitment to excellence. Today's event will be divided into two segments separated by a short break. Following each segment, there will be a Q & A session, so I encourage you to participate actively, and prepare questions for our speakers.

Once again, thank you for being with us, for embracing our vision, and for contributing to our collective progress and success. To kick things off, I'm honored to invite Michael Klein to the stage for some opening remarks. Michael.

Michael Klein:	Thank you all for attending either here in person or virtually. We appreciate your interest in today's presentation by Oklo and by AltC. Some of you will know Churchill Capital, of which I am one of the founders. Churchill Capital created and continues to create a series of highly successful public equity vehicles. We have completed transactions where we have raised for companies in excess of 10 billion, valued at an excess of 50 billion. In every circumstance, we've not only provided capital and expertise and successfully closed transactions, but we've allowed shareholders as a result of that to receive between 20% and 600% returns on their capital after the successful closing of the transaction. We're very, very excited about the company we formed in 2021 with Sam Altman. Our model at Churchill has always been focused on bringing our operating partners to bear both to find great companies, due diligence great companies, make investment decisions about great companies and lead great companies. Sam joined us as an operating partner in forming AltC. In fact, he is the leader of the entity and the goal there was very, very clear. We wanted to only find a company that was in a hard tech space, that was in a specific area. That he himself not only believed in, but a company that he understood, knew, and had vetted management and technology. His focus at the time, and of course most know him, tied to open AI, large language models, artificial intelligence. His success comes from a very, very long track record at Y Combinator of building some of the best companies in the private markets and the public markets. One needs only look at Airbnb, Stripe, and others for the hundreds of billions of dollars of value he's created.

He made a point though that as he focused on large language models and open AI, one of the areas that was going to be dramatically necessary was more computing power and more energy to support computing power. He himself dove very deep into the alternative energy space to provide that energy, and the area of his greatest focus was nuclear. We've spent a great deal of time with him on this. Now, to give you a sense why, in 2022, data centers used about 220 terra watts of power, so that's billions of kilowatts of power. That is an enormous sum. It's about equal to the amount of power used in the UK. By 2030, some estimates are that that will increase 10 to 15-fold just data centers alone, which is an extraordinary, extraordinary driver of what is a need for value. We spent more than two years, our team, going through this space. We looked at virtually every alternative energy area, and in particular, every nuclear company that could be considering large private raise or going public, and we learned a tremendous amount about an industry that is mired in a past of essentially a large cap design and sell model as opposed to a high return cashflow generative energy provision model.

Most nuclear companies are essentially designers of multi-billion dollar plants that they sell the regulatory design to a utility who then attempts to build over what is often a decades long program, which is, generally speaking, guided by how one focuses on cost overruns and timelines. Those we determine were not attractive investible assets. We were looking for a company that would provide energy on a reliable, dependable, cost-effective, consistent, and scalable basis. And when Sam introduced us to Oklo, we found exactly that model and we dove in incredibly deeply. The diligence we've spent on this asset has been extraordinary over a more than a year plus effort with experts, legal, regulatory, consulting, and of course, given that Sam has been the chairman of this business and invested in this business for a decade, we took great comfort in both his vetting and training and mentoring and leading of the management team.

The company today is truly unique in the nuclear space. It is the only asset today in the nuclear space that has a proven technology, and in fact, its technology has been utilized in over 400 reactor years of service. They are literally taking a proven technology and bringing it to a scale that can be used on a dependable, recurring, reliable, consistent, and low capital model. What you will hear from them is that they have the ability for circa $60 million to build a singular unit that cannot only be used to run a data center or a community or a defense site, or an overall industrial platform. That singular site generates very high recurring cash flows and very high returns on capital investment.

You'll see that each plant can generate between $10 and $30 million of annual cash flow on that $60 million investment. You'll also learn that that $60 million investment is about one half the base uranium energy supply. And as you'll hear from Jake, that and Caroline, that energy supply is also going to be reusable because they have the only recycling capacity, which means the ongoing needs for capital are phenomenally low and thus the returns. They have, if one looks at the model, you need the technology, you need approvals on the technology, you need a site, you need approvals on the site, you need a customer, you need a contract. They're uniquely positioned because they have a site, they have a pilot program, they have three incremental follow on sites. They've got 700 further megawatts in their IOI pipeline. Each of those generates significant cashflow. In fact, the four sites alone if built and if flipped on tomorrow would generate in excess of $100 million of cashflow for the business, which is extraordinary given the size of the company that we're creating today.

The business is going to be funded entirely by this capital base because the company will have the benefit of what much of you have read over the past year. The IRA, the funding by the DOD, the funding announced at COP for nuclear, this is well in excess of $300 billion of capital targeted at providing nuclear opportunity directly to customers. To be clear, this is not a company that is manufacturing large scale cost overrun ridden nuclear plants. This is a company creating energy for direct supply to their customers under long-term agreements that is utilizing a low cost, low capital proven nuclear technology to deliver. What we are attempting to do here in going public is providing this capital to accelerate the business model. The model we happen to think is unique from a public perspective, because what you will have is an information rich investment thesis, rather than a large UK nuclear plant that you may have read about that is still quoting their cost base in 2015 numbers because the inflation today makes the 2024 numbers too scary for the public. This is a business that in spending $30 million in base capital plus uranium has the ability to build scalable, ongoing, recurring plants. We will be able to track and report not only the plant builds, not only the regulatory process, but each of the IOIs, each the PPAs put in place, each of the corporate customers, and as I think you'll learn in the coming days, weeks, and months, each of the strategic agreements with those players in the space that will be buying scale numbers of plants. You will see, as the presentation goes onward, there are certain high ongoing committed users, department of defense, large data center companies, et cetera, that needs to purchase these in scale. You'll see over time the use of these in mining sites and in other industrial sites, quite powerful opportunities. And because you'll hear the backlog, project execution, PPAs, corporate customers, sites at every single quarter, this will be a very, very information rich public equity story. Now, this also happens to be, in our opinion, a very clean, simple, and attractive structure. It's our job at Churchill to bring a very attractive valuation, a very clean and highly aligned structure for investors. This is clearly that. As you've heard, the kinds of returns on just the base plants alone makes the return on this initial valuation extremely high. And we have in the pipeline in excess of 15 fold that in terms of IOIs off of the base business. Today, we have a model where all of the shareholders are locked up for an extended time period. We don't have any warrants, we don't have any complicated tax sharing agreements, we don't have any dual classes of stock, we don't have any control related issues. What we have is a single class of stock, Sam Altman, as both an investor, as a chairman, as an ongoing participant in the business. He brought us this transaction, but he recused himself as we negotiated the transaction to create a best in class valuation. We, at Churchill, as we do with each of our vehicles, we unvested the shares that we put in and we only re-earn them when the shares hold and then increase value. That makes us highly aligned with all of our investors.

But none of this works without the management team. When you see [Jake] and Caroline in particular, and you saw them on the screen, it's almost inconceivable that these two individuals have combined 40 years of experience in the nuclear space, commercial, regulatory, engineering, and design. Their commitment from a very early age to understand this industry and to understand what works and what didn't work, to take what is a hallmark of Sam's model, which is simplifying what is the core technology and the need to focus on what is in the customer's interest, makes this incredibly unique. Over the past year plus what we've helped them do is public company readiness. And as they brought Craig, their CFO in, you'll see that their readiness is extraordinarily high. These are best in class technology leaders, company builders, and they are ready for a public company launch that will be highly, highly attractive.

We're really proud to be partners. We intend to be partners generationally with them. This is not a fund that is investing. This is our own collective personal capital, Sam, ourselves, et cetera. And we look to build this into an extraordinary provider of reliable, dependable, low cost, recurring cashflow, high returns energy to satisfy what is a voracious, voracious demand for electricity over the coming decades. Thank you very much.

Jacob DeWitte:	Thank you, Michael. Thank you all for joining us here. So I'm Jake DeWitte, CEO, co-founder here at Oklo. Excited to have the chance to talk a little bit more about the story of what we're up to and dive into a couple of pieces, some things we've talked about before, some things we'll get to dive a little deeper in then maybe we have in the past. So just by way of introduction to my background, I'm originally from New Mexico. I had the exciting opportunity and chance to grow up around nuclear technology from a very young age. It's a neat thing about that state and if you've seen the Oppenheimer movie, you can appreciate why and how that technology was brought there. As a result, I fell in love with it from when I was a little kid. It seemed like something straight out of science fiction, but was actually real.

This fact that you could split an atom and produce millions of times more energy than if you combust or react a molecule of hydrocarbons, that was phenomenal. So I was naturally inclined to it because it seemed like this thing from the future that we could actually use now. And from that journey, I started to... Well, I had some kind of strange but exciting and somewhat unique experiences, I guess, of a kid maybe growing up in New Mexico. In high school, I got hired into the national labs there to work actually on the weapons program there and got the equivalent to a top secret clearance when I was 16, which was kind of fun. Caused my friends’ parents, half of them to freak out about the background check process, what's going on with Jake. But it gave me a neat chance at a young age to start to learn about the technology in different ways.

And from there I learned and got to touch a bunch of different facets of the industry from the government R&D side to the academic R&D side to industry on the reactor design side, as well as on the fuel cycle enrichment side. I picked up my masters and PhD at MIT in nuclear engineering. And along that path, going back to when I started, what I was drawn to was mostly wanting to work on what was going to be next, what was going to be the new thing to work on, what was going to be new with nuclear. However, as I spent time in the field, it became clearer and clearer to me that what was next was only going to be ushered in by doing some fundamentally important things in different and new ways. And that kind of created the platform for what we set out to do and sort of the nucleation of why we started Oklo in the way we did.

So from my perspective, our view and our goal is to bring forward the promise that ultimately the atom has in terms of being able to provide abundant, reliable, clean energy at truly global scales. And a lot of that rests in just the awesome fundamental competitive advantage that nuclear technologies have. And to illustrate this, I love using this analogy. Basically a golf ball of uranium metal has enough energy content in it to provide one's entire lifetime's energy needs. It's a pretty phenomenal fact and kind of illustrates what the true scalability and potential is of this. But this translates and extends beyond just the fuel advantage. In fact, to me, one of the most important elements or metrics for the true upside from an economic perspective as well as from a scalability and sustainability perspective of all energy sources is what its material intensiveness is. In other words, how many pounds or kilograms of material of fuel, of copper, of concrete, of steel, et cetera, are needed to make each megawatt hour of energy over its lifetime? At the end of the day, the lower the better, right? And when you look at it, fission requires the least, actually quite a bit, by far the least. And you have to zoom in to really appreciate that. And a lot of that's rooted in the fact that yes, you have a fuel energy density advantage, but you also have a simplicity advantage. At the end of the day, making heat from a nuclear fission process is a somewhat simplistic approach. You just need not to be overly simplistic. You just need enough fuel in the right configuration, you'll make heat. That gives you a lot of advantages in terms of being able to have a simplified plant design, and that's worth a ton for us and the potential pathways to scale from there.

And again, you have to zoom in really, really far to see that and appreciate that. So from that, you kind of have this great platform to be able to build off of. And then we saw this as saying, okay, you have inherent advantages. Now, let's think about the different ways that... I had seen the industry largely stagnate in approaching doing things in new, more modern ways, and that set the stage for us to run forward with Oklo and how we wanted to approach this. We looked at that in three major kind of challenging areas of where I saw there were opportunities to do significantly different things that we thought were more aligned to where the market was going to be and change the paradigm around how nuclear had gone forward. Again, nuclear has these incredible advantages. Let's do some things differently to see how far we can push this forward into the market and beyond.

So starting, one, with the business model. The next was decisions around technology that give us opportunities on the economic side, but also tied to the business model story, and also being strategic about size. So to dive into those a little deeper, on the business model, we sell power, as Michael was talking about. We aren't interested in selling reactors, or really what everyone else does, selling the designs of reactors. Just to illustrate how the business model has typically worked on the reactor design side, what it's done is it takes a nuclear reactor, you design it up to 80 to 90%, you design the rest of the power plant to maybe 50% completion. Then you go to prospective customers and say, "Hey, you want to pay me a couple hundred million dollars for the rights to do the rest of the work, to do the rest of the design work, to permit it, to build it, to own it, to operate it to decommission, and so on and so forth?"

That's a highly frictional ask. It puts a lot of burden on your prospective customers, and there's only a few that want to do that. In fact, by far, most don't. But they really want nuclear power, because what it is, right? It's clean, it's reliable, it's affordable. Those are great attributes. So our view is make it easy for what they want based on early customer or potential customer interactions we had before we started the company. So that led us to focus on this power sales model whereby we sell power through recurring power purchase agreements. You'll be hearing a little bit later from Brian Gitt, and he'll tell you about how that model unlocks a lot of conversations that we would never have if we were doing the sort of old school model with prospective customers. So we saw that as an important change of sort of what's been done before.

The next part is technology. I'll talk a lot more about this in a second. But a big benefit for us is building off a mature technology base, specifically liquid sodium-cooled fast reactors. I always have my little piece of sodium here. And the benefits that they afford us from an operational perspective as well as economic perspective. And the next big part is size. We're starting very small. The reason is I kept seeing the same approach recycle for decades into commercializing new reactor designs stuck in that old business model, and mostly stuck at large sizes. Even if they went from a gigawatt scale system down to smaller couple hundred megawatt systems, they're all still big. And typically, the capital... Almost always, the capital required to go from start of company or start ofproject to delivery of power was a multi-billion-dollar proposition, something that, at the end of the day, was inherently going to have to rely on the government for significant funding.

It doesn't have to be that way at all. Instead, we wanted to say, okay, what's the smallest size we can reasonably start at and have a market we can grow into? So we found that sweet spot to be about 15 megawatts electric, and that allows us to also then reduce that total capital need story from billions of dollars to low hundreds of millions of dollars, which is a total paradigm shift in terms of how we can capitalize the business and grow from there. So that has all kind of created this platform for sort of why... Those are the foundational elements for why we've created the business and the way we have. But what's cool is this isn't on paper. This isn't like, okay, here's a business plan just anymore. We started this company over 10 years ago, actually, a little over 10 and a half years ago, and it's happening now and we're really moving into pace and inflecting towards actually scaling into deployment and going forward from there. So we've had some announcements since we announced the merger back in July, which we've obviously been very excited about. Kind of give you a quick update on a couple of those and how those are sort of showing that this is moving into reality and verifying and validating some of these pieces. So just a couple days ago, so some of these are the very fresh ones because some of the older ones you've seen already, we announced that we have had received the U.S Department of Energy approval for our safety design strategy on our Aurora fuel fabrication facility.

So just to kind of recap and go back a little bit, we at Oklo have announced four plants to build, one in Idaho, two in Ohio, and one Alaska that Idaho plant,we have a site use permit from the Department of Energy, we obtain fuel through a competitive award process, and now we're embarking on the, or we've been working towards the process of setting up a pilot fuel fabrication facility to support building the fuel for that plant, which is what we're doing in partnership with Idaho National Laboratories and the Department of Energy at this building here in Idaho. So this marks a pretty important milestone forward towards actually getting that facility up and operational to start producing fuel so that we can fuel that reactor in Idaho. Additionally, in those Idaho or the Ohio plants that we announced last year, we've been progressing that deployment forward. I'm particularly excited about some of the opportunities in Ohio as a whole and in southern Ohio at the Southern Ohio Diversification Initiative where you have this tremendous amount of infrastructure that used to serve the nation's interest from the uranium enrichment side and has now been going through the process of returning to the market for various use cases. There's a huge amount of infrastructure available for us there, and we also see a significant amount of industrialization opportunity on the horizon in Ohio that seems to only be adding to significant energy demand opportunities there. So we see this as a really exciting site, building two plants there, potential opportunities to scale accordingly from that, but basically moving forward towards the deployment here by moving forward in the land acquisition process, which is great because this is part of our business model. We're not asking customers to do all this work. We're doing it for them, and we're finding ways to do this quite efficiently in ways that can allow us to have the right platforms to scale accordingly. So with that, I want to dive a little deeper into the technology. For those who have had the chance to meet with us on a smaller group setting, you could probably tell, I like talking about this stuff a lot, so I will do my best to keep this on time, but this is one of my favorite things to talk about. I'll make a quick note. I will reference the things on the side of the room here that might be difficult to see and hear. Check them out on the breaks if you haven't already, but you'll at least see some cool hardware to help illustrate in three dimensions what I'm going to be showing you on the slides here. So, what is the Aurora? So, as I talked about before, it's a small sodium fast reactor design. It builds on a deep technology demonstration base and it uses liquid sodium as a coolant.

Those features of what liquid sodium affords us, the benefits of the design approach we have, all set the stage for having a system that has sort of advantageous economics as well as a great path to scale and realize those even further. So why liquid metals? Why sodium? These kinds of things. So we like liquid sodium as a coolant. So let me just back up for a second. At the end of the day when you talk about a nuclear reactor, fundamentally what you're talking about is a heat source that you're then doing, you're moving that heat through some combination of processes to then be able to use that heat. In our case, well, in all cases, when you split an atom, most of that heat manifests as, or most of that energy release manifests as heat. So typically, you're conducting it and then having it removed by some kind of coolant, conducting it through the fuel out to some kind of coolant. In our case, that's what we do. It conducts out from the fuel to a coolant, the liquid sodium specifically, where it then carries it away and ultimately transfers it to more usable forms by converting it to electricity or even direct heat usage. So, to get into the details on this. Sodium is a great heat transfer fluid. It's a wonderful coolant. This is why people got excited about this. In particular, it's able to operate at high temperatures. It doesn't need to be pressurized to do so. That allows you to have things somewhat smaller and compact. It helps reduce costs.

Additionally, it's quite benign and compatible, actually, with commonly used stainless materials. So, alloys that are used in many industries, whether it be stainless 304L, 316L, so on and so forth. That allows us to build off of existing technology bases and supply chains, very importantly. Because these alloys and the form factors we're able to use because of this technology looked very similar to components that are used in many other industries today, whether it be oil and gas, chemical, food and beverage, pharmaceutical and so on, they all use things that look very similar to what we're doing. That reduces and avoids a lot of non-recurring engineering costs. It avoids bespoke supply chain challenges, which is something nuclear has almost always sought to pursue rather than avoid despite it coming at great cost. Instead, we try to avoid those things. And additionally, because of the great heat transfer characteristics of sodium, it allows you to simplify a design because you can take advantage of these wonderful intrinsic and inherent safety characteristics, which I'll talk a little bit more about. So how it works. I talked about what nuclear reactors are as a whole, but specifically to get into this. So, the fuel is where the heat's generated the fuel pins and there's a prototypic fuel bundle on the side over here. They're about the size of my pinky in diameter, about eight feet tall. They're stainless-steel tubes and inside of which they contain uranium zirconium alloy as a fuel form. That heat is transferred out through the fuel, out through those steel tubes or cladding and then carried away by liquid sodium flowing between the tubes. Again, check out the little fuel bundle over here. You'll see the scale and dimensions and we have about, a little under a hundred of those in our reactor, actually, for producing power.

So what happens is the sodium flows up through the core and then flows through a heat exchanger where it transfers its heat to another loop of sodium, separate, completely separate than that loop that's in the vessel, which then goes and boils water. And then outside the reactor vessel here, there's actually just a gap between the outer steel vessel and then the concrete cavity in which that vessel is placed. That allows air to be there and that ambient air is actually able to remove heat, and that provides a really important feature about the ability to always keep the reactor cool. So, to get a little closer and show the flow. Heat is producing the fuel, transfers to the sodium. In the process, the sodium heats up, rises in temperature and thermally expands. We know most things as they get hotter typically expand and as a result become less dense and rise for buoyancy effects.

That's what happens here. Next, it turns around and flows through heat exchangers at the top where it transfers its heat and then that sodium cools down in so doing and then sinks. It collects and pools at the bottom and is then pulled up back through the fuel by that rising hot sodium in front of it. So all in all, you have a pretty simple heat transfer loop that's pulling heat from the fuel and ultimately transferring it to another loop to carry it away to make usable products for us, in this case, primarily steam for electricity, but you can also sell that heat as well. So the other thing that can happen, or the other thing that is happening is you have that air that's around the vessel that's always able to basically keep the system fairly cool.

So specifically, what does that look like? So just like the sodium rises when it gets hot, there's air in that space that's flowing along the side of the vessel, heats up because it's pulling some heat from the system and rises, pulling cold air behind it. You have this effective infinite open loop of hot air rising, pulling cool air effectively from the atmosphere behind it. What's great about that is you have a cooling source that's effectively always on and always pulling heat from the system. This is a fantastic benefit for reactor safety designs. So first of all, this is a system that has self-stabilizing and self-controlling features. So as I talked about thermal expansion of the liquid sodium, there's also that thermal expansion of air. Well, we like thermal expansion at Oklo a lot because you also have thermal expansion of the fuel if it heats up. What does that mean?

That means if the reactor has a situation where it's starting to heat up, the fuel itself thermally expands because it gets hotter, pushing the fuel further apart from itself, causing more neutrons to leak out of the fuel, get absorbed in the shielding around the fuel, causing the reactor to shut down very quickly. Great feature set. That means you don't need to insert or have external actuation to shut this reactor down and cause it to control itself. Very elegant from a control perspective. Similarly, you're able to keep the heat always removed. Because the thing about nuclear fission reactors is when you turn them off, they don't actually stop producing heat instantly. Instead, the byproducts of the fission process are radioactive and their decay is mostly manifested in releasing energy in the form of heat. That puts you in a position where you need to be able to remove that heat.

And that's why so many nuclear power plants have a lot of complex systems added to the reactor design to manage that heat removal, whether that be things like emergency core cooling systems or coolant injection systems or so on and so forth, where you have a lot of backup systems and backup systems to make sure that heat removal is being accommodated. Well, for us, we get to rely on the air that's naturally flowing around the system to accommodate all of that, fantastic approach, to put physics on your side, from a design side, and therefore reduce costs. Because I'm primarily just relying on things like gravity, thermal expansion, thermal conduction and thermal convection, fundamental properties that are generally kind of cheap, AKA free. So, it's great. And they're pretty much always there, right? They are really always there. So those are great features to have for system design simplification and cost reduction accordingly.

So just kind of to zoom out from an isometric view, put some three-dimensionality from what you saw as cutaways, you have that reactor module where the heat's being produced. That heat is then transferred to this other loop of sodium, which then carries its heat to steam generators, where it boils water, makes steam to then spin a turbine and ultimately make electricity. But again, our primary product is heat, and we find some customers want heat. Maybe they want heat with electricity, and there might be some that might only want heat, but there's some benefits to this.

Now, the other thing about this system is it's able to operate at higher temperatures than water cooled systems, and this is a key enabler for why air cooling is affective for us. Because some people might ask, "Well, why don't they use air cooling in other designs?" You can, but you have to be at higher temperatures, because effective heat transfer to air is highly dependent on having a fairly hot temperature surface from which you're rejecting heat to the air. We operate between 900- and 1,000-degrees Fahrenheit. Today's reactors operate around 500 or so degrees Fahrenheit. That difference is very important because that has a huge impact on the efficiency of which you're able to remove heat to the air around the vessel for all your kind of safety heat removal. It's just a lot harder to do at lower temperatures and requires a lot more effectively surface area to do so. So that's a big benefit of this technology. Now, I can talk about this. I love this. It's all great and it's all cool. It's cool on paper. But what's even more exciting to me is that we know this works because we've done it. So fast reactors, for all these benefits that they have, where we're envisioned as a future promising energy technology by Enrico Fermi and some of his colleagues coming out of the Manhattan Project and set the stage for a lot of worldwide development on this technology. More than 400 combined years of reactor experience have been built up and gained. More than 25 of these kinds of reactors have been built and operated.

And specifically in the US in that process, which in the process of doing all that work for the last couple of decades, the world learned about what doesn't work and what does work. And these processes culminated in the pretty successful demonstrations of a reactor in Washington State called FFTF, and this reactor in Idaho that we most specifically draw our lineage from, called EBR-II, which ran in Idaho for 30 years, produced 20 megawatts of electric power, sold that to the grid, and demonstrated these incredible safety characteristics. It actually ran through full scale safety tests that were sort of still mind boggling what it did back in 1986, proved out these things.

Great. It proved the physics work. That's awesome. But what's also great is it generated a lot of data that then in parallel, the national laboratories and the experts in this country that we have in this technology used to develop independent, sort of basically multi-physics models to be able to simulate these things and use them in the design process. And they're powerful because they're also benchmarked against this data, so we know they're accurate. That provides us a huge advantage in cost-efficiencies and cost-effectiveness in design and leveraging capabilities, resources, and tools that have already been developed.

Additionally, this is a technology that has favorable operating and maintenance characteristics because of its design. And one of the things that gets me particularly excited about, and you're going to hear more from Ed a little later today, is the ability to recycle fuel. And what that specifically means is we can take fuel from our reactor or other reactors after it was in the reactor, and pull out the unused portions of that fuel. That matters because most reactors only use about 5% of the energy available to them, or 5% of the fuel that goes into them. So, the remaining fuel that's discharged is, well, there's a lot left, right? There's about 90% or more unused fuel remaining. So being able to pull into that and pull that forward is valuable from an economics perspective for us, for reducing fuel costs, as well as just from a scalability perspective, because coupled together the recycling and fast reactors allow you to have this really promising outlook towards unlocking the energy contained in the heavy metal inventories on this planet for a very, very, very long time.

So just in summary, we're starting at a 15-megawatt sodium cool fast reactor design that leverages a deep technology base that's mature. We know how these things are built, how they're operated, how they're decommissioned. It was a scalable design. Again, we wanted to start as small as we reasonably could, but have growth from there. We anticipate growing up, or sorry, we talked about 15 megawatts. We're also excited to be working on a 50-megawatt design that will follow. We could see being larger up to a point from there.

But being smaller is very important on this technology type because it allows us to maximize the use of sort of offsite fabrication manufacturing so that this is more of a manufacturing and installation project rather than a large-scale infrastructure and construction project. So, we see those sweet spots typically being less than 100-200 megawatts to deliver on that. Because of the size, you can have relatively quick construction timeframes that benefit from the ability to manufacture these things, relatively low total costs from an absolute term perspective, all on a pretty compact footprint. So, a lot of technical advantages. Check out some of the things we have on the side here that illustrate this. Gravis, you've got some questions. I know we'll have time for that too. But sort of all this creates a great platform from a technical perspective that now moves to, "Okay, what's next?" And so, with that or sorry what's next is what we're going to do to take this to the commercial markets and the path forward, especially through the regulatory process, which is something that from the beginning, we got deeply invested into trying to pursue in the most efficient and effective ways possible. And so, with that, I'm excited to introduce my co-founder, Caroline Cochran, who's going to walk through those details.

Caroline Cochran:	Thank you, Jake. I'm really excited to talk to you all about Oklo's unique path and perspective on the regulatory requirements, especially as they relate to nuclear power plant licensing. I'll say nuclear licensing has historically been challenging and has been blamed for a lot of costs and timeline overruns. There are many reasons for that. I'll talk about a few. But one of the things that we realized early on is that we would need to really focus and get an uncommonly deep knowledge of the regulations and start working with the regulator early on. To broadly summarize, the regulations are there to ensure safety in a variety of different perspectives and scenarios. That safety can actually be met with inherent safety, which is obviously the path that we took. I'll say that the regulations themselves and the perspective that many people may have is that they're technology specific and can only work with existing plants. But generally, the regulations themselves are actually pretty technology agnostic. It's really the guidance that's there, the regulatory guidance, that is there to ensure interpretations of how to meet regulations that's been built around water cooled reactors. This can have two sides of that coin, where for water cooled reactors, it's relatively straightforward to know how they should be licensed. However, those many decades of precedence can actually mean that it's difficult to do new things in that space. However, for new technologies, you need a lot of data to do licensing. And to get that data, you actually need to have generally operate a reactor to get it. To operate a reactor, you need a license. So there can be a challenge. Of course, you can do research reactors, but as it turns out, it would add a lot of time to your deployment pathway.

So how Oklo has set about to meet the regulations is by seeking out a technology with, as Jake was describing, inherent safety characteristics that essentially can meet the regulations almost by default, by nature, and therefore to actually make it much simpler to meet the regulations. Now, this required a lot of work with the NRC, so we started engaging with them early on in our process. So, starting in 2016, we actually started having formal meetings with the NRC to talk with them about how we would actually do this, how we would meet the regulations, different methodologies to do that, et cetera. Of course, the NRC is challenging, but it's also necessary for the US market, and they actually have done quite a bit there an experienced regulator. We actually see that as a key pathway for, actually, global deployment because of their leadership globally.

I'm going to briefly walk through just the existing regulatory process to get perspective on how ours is different from what you may have seen otherwise. Generally, historically, there's a process called Part 50, and that meant you actually did design construction permitting and operating licenses each separately. That was really the historical form of that. Because most of the industry, the way it was set up, and still largely today, is that there's a separation between developers and actual utilities that then construct and operate. Because of that, most developers actually seek a design approval by the NRC. So, whether in the Part 50 process or the new one I'm about to talk about, these developers would seek regulatory approval of a design that they then sell to a utility who would then package that in with their own licensing process to get construction and operation going. There's a new process that developed in part because, with the separate processes of design construction operations, sometimes that actually occurred that plants got a construction permit but never actually got an operating license, or there was additional risk between the two steps.

So, there was developed a process that allowed for, actually, to do all three steps in one, design, construction, operation. But typically, still, what would happen is the developers would seek a design approval, which was possible in the Part 52 process to do a design certification, which allowed for more regulatory certainty, but could be lengthy. So, I'll say, you actually have the ability to do it all-in-one. But typically, still, what would happen was a developer would do design approval, and then construction and operation would be submitted by utility. You can see an example of that with what happened with AP 1000s and Vogtle. Oklo is different because we actually have the view and business model, like Jake was describing, of designing, building, owning, and operating. This not only means that, from the beginning of the company, we've been thinking about how we'd license operations, how we'd license the construction, how we'd think about the whole lifecycle of the power plant, and that also means the regulatory side as well. So how would we license that, and how would we be able to make the benefits of doing that all-in-one?

Oklo was the first company to have piloted an all-in-one, what's called a custom combined license application that includes design information. We're also the first ever to submit an application, which was accepted review, as you can see in the footnotes, subsequently denied, which we'll talk about in a second. But we have that experience, and we're the first ever to do that. Here, you can see it's expected to have a relatively efficient review. You can look at the NRC website, and it says 30 to 36 months. But, it's also a key for us in terms of thinking about how we're going to do repeatable deployment and repeatable licensing.

One of the nice things about that is that you can actually use the same custom combined license for different sites, changing the site information, and only the new information needs to be re-reviewed. So here you can see kind of a mapping of a bunch of different factors that need to be considered. Again, you see design, construction, operations on the slide, but also talking about a little bit of sites and fuel, and how that can look for each additional site. But here, you can see described, it talks about S-COLAs, subsequent COLAs or S-COLAs, they can reference an R-COLA or reference COLA. The nice thing about that is, like I said, you can actually, more or less, copy/paste and utilize any changes. So, only the new information has to be re-reviewed. It hasn't yet been determined how quickly that could go, but it's expected to have substantive savings because you really only need to re-review a relatively small amount of information that differs by site, which we've really designed around not being very site-dependent. In other words, being very site independent. So as we look at it, the INL plant is clear, and Jake talked about, we were allocated fuel. We are the only developer that I'm aware of that has our actual first core load of fuel available. We also were granted a site use permit by the Department of Energy, and we just announced that the Department of Energy approved our safety design strategy for fuel fabrication, which is the first major kind of approval step in the DOE fuel fabrication process. But then as we look forward, we're looking at how we can potentially use that experience to do fuel fabrication on a commercial scale, which we're starting to look at, and having partnerships with Centrus, as we mentioned, and other enrichers and fabricators to mass produce that as well.

So, the regulatory process is very important to us to be able to repeat and do quickly, and then we're also thinking about how we do site quickly. We also just had an announcement yesterday about sites in Ohio, and there's others yet to be announced, and we have obviously these partnerships for fuel. Overall, where we are now, is that, like I said, we started with NRC engagement in 2016. We did these pilot applications. What we learned in that was that it was actually really beneficial to have NRC engineers sit down with our engineers, have this in-person review process, as opposed to a very serial process that could happen or has happened in the past, where they send a list of questions, you send a list of answers, you sent a list of follow-up questions and follow-up answers, et cetera.

But instead, you could dynamically answer a bunch of questions. That's actually, we felt, very useful and needed for something so new, and is new for everybody. So having this dynamic and personal review is a new process that we were piloting with the NRC, and decided to really build our application around when it was submitted on March 11th, 2020, which is also the day that the World Health Organization designated COVID as a worldwide pandemic. Frankly, we flew back to a very different California where people were scavenging for toilet paper, but it threw out the window the in-person dynamic for the time being. So, it was a challenging review, always was going to be, but we proceeded on that regardless, learned how to do it remotely and using Zoom, which was novel to the regulator at the time, and really learned through that. What ultimately happened was, the NRC denied the application, requesting more information. Out of the more information they requested it was, by our estimation, only a small fraction of the amount of new things that we had to really decide with them. So, we're happy about that. But what we've really focused on in the last couple of years is getting to agreement on those issues.

You can see on the right-hand side of the slide how we've really engaged with them so many times over the years. We've added people to our team that know how to translate into NRC. Many people on our team now have actual NRC technical regulatory experience and we're well on track now, starting to have discussions with them about how to do a readiness review to submit an application this year, or early next year.

So that's where we are now. We're very appreciative of working with the NRC on how to move forward and do something so new, and have seen a lot of engagement from them as well, that we are deeply appreciative of. So that's the summary of my slides. I'm looking forward to helping with the Q&A to answer any of you all's questions, if you guys have any. I think there's a mic if anyone has a question, and then it can be passed around, but we can repeat the question as well. So, any questions that doesn't obviously have to be about regulatory, also about Jacob's decision on technical and the overview of the powerhouse.

Jacob DeWitte:	I was hoping they’d all be for you?

Caroline Cochran:	I was a little worried if I went last, that's what would happen.

Jeff Campbell:	Hi, Jeff Campbell, Seaport Research Partners. Quick question, if I understood you correctly, you said you're going to resubmit a new regulatory application, I guess late this year, early next year. Once it's in, what's your approximate timeline for success or more challenges?

Caroline Cochran:	Yeah, Jake, do you want to address that?

Jacob DeWitte:	Yeah, I'll start with that. So, the NRC has been pretty consistent in how they've looked and put on their congressional budgetary requests, how they think about a review for a reactor of this size and scale would work, for several years now, which given our time of engagement, we feel pretty confident in. Obviously, you never know until its really in, but they've outlined effectively about a 24-month review schedule is what's been put forward on that. Part of what Caorline was talking about, our goal with a pre-application readiness assessment is in some ways you can think of it as a dress rehearsal review that then will give us a lot of clear feedback so that we can incorporate that accordingly to hopefully sort of manage that process quite efficiently going into the actual application.

Caroline Cochran:	Thank you.

David Rold:	David Rold, Needham Research. You mentioned COLAs, R-COLAs, S-COLAs as these new regulatory frameworks for getting these approved. Are there any other frameworks that competitors perhaps are pursuing that, that are new relative to the old way of doing things?

Caroline Cochran:	Good question. No, there's really just the Part 52 process, the Part 50 process. Some people are doing a research reactor first before doing a commercial reactor, but ultimately to have a commercial power reactor in the United States, you have to go through one of those two processes to license it. So that's the summary.

Jacob DeWitte:	I’d add there's sometimes a tendency to think it's, "Oh, well we do that because you can get to something built sooner." But the reality is you still have to get to an operating plant. So, you're just adding more steps then on your path to get there. So, unless you really need to, there's I don't think much reason necessarily to do so from an efficiency perspective, but each business has its own cases.

Ivan Feinseth:	Ivan Feinseth, Tigress Financial Partners. I have a couple of questions. First on the difference between fission and fusion, I thought you get more power out of fusion than you do fission, but does that have to do with you look like you could operate at a lower level of heat and then becomes more efficient? So, if you could just maybe enlighten us a little bit about that. And then since you've been at this since 2015, I think you worked with the Trump administration and now the Biden administration, and we don't know which one could be the one in Washington next year. So, what kind of regulatory environment do you think is most friendly or what has been your experience in this? And then the third question is about safety and security around these power plants and the fuel.

Jacob DeWitte:	Well, fusion's always a fun one to get into, so I'm happy to start with that and pivot around on it. So yeah, so typically there's a couple of different reactions in a fusion process. You can put light elements together and get energy out. On a per reaction basis, fission produces about 200 million electron volts per splitting of an atom. The more energetic fusion ones that you typically get are about 14 million. So, per reaction, fission produces quite a bit more energy.

However, by the time you put densities and fuels and things like that, fusion can have a little bit of fuel density advantage. The problem, however, at the end of the day is it's the whole rest of the power plant as well. I didn't call it out, I guess, and when I was talking, I often do, but on that bar chart of material intensiveness, I actually included fusion on the list. And this assumes you get fusion to work, which obviously has some hurdles left. If you do get fusion to work, it still seems to have a significantly higher material footprint needed. And a lot of those materials are extremely exotic, high-cost rare earth materials. So, from an economic perspective, I love all strong force nuclear reactions, but the reason I decided to focus on fission is because of that kind of inherent advantage it has from an economic and scalability perspective.

So that was a question on that one. The next question was on the regulatory environment with different administrations. So yeah, we started interacting with the NRC under the Obama administration, continued through the Trump administration, continue through the Biden administration. What we've seen has been, I think a good continuity of support going back to then and before. I really think since the second Bush, George W. Bush administration, the level of support of nuclear has been pretty consistently high, stable to the next administration if not growing. I think from Obama to Trump, there's a significant increase in support. And from Trump to Biden, there's another significant increase in support across the board from a policy perspective. Recently there's been legislative movement that's passed the Senate with something exceeding 90 votes in terms of meaningful administration and the affirmative, I don't think there's many things you can do to get that kind of bipartisan support.

I think it hits on two very important angles, right? And I think you see this growing tailwind of support around the recognition of the importance of nuclear from a climate perspective, from an energy security perspective, from an energy abundance perspective that plays well with all parties on this front. From a regulatory environment, I think what we've seen has been an importance placed by the administrations and by Congress on the NRC continuing to be an efficient, effective regulator that continues to try to modernize as best as it can. And I think that's been very important and powerful. I'll just say anecdotally, something that's been intriguing to me, having been involved with and in love with this space and technology since I was a kid, going back into the nineties, it used to be pretty partisan then. It was not as bipartisan as it is now. But now we see in California even you have democratic challengers to Republican incumbents for congressional races where the Democrats are trying to out campaign, out flank by being even more pronuclear than the already pronuclear Republican incumbents. And so, it shows you what I think it's looking like. I don't know if you want to add anything on that.

Caroline Cochran:	Yeah, I just echo that. I think people asked us a similar question about four years ago, and honestly, we saw that bipartisan support and I haven't seen it change. One direct effect, there's not a lot of direct effects to the administration on the NRC itself other than the commissioners. They usually nominate the head commissioner, the chairman. Other than that, the commissioners themselves are usually bipartisan. There's a Republican pick and a Democratic pick, but even the chairman can set some tone. I think you see such a supportive tone and pro progress and development tone from this chairman, the last chairman throughout the administration. So yeah.

Jacob DeWitte:	I'd say one reaction I've also seen from a policy environment is an interest in trying to, I think there's eagerness and anticipation and hunger from policy makers on all sides to see nuclear move forward, do things to enable that, but also I think they're putting more of that onus on industry.

And I will tell you this is where it's an exciting opportunity for us. Because repeating the same ways of doing things that haven't worked before in the past, I don't think are going to change. You get the right levels of support with the approaches we're taking that find traction in different ways to address some of those challenges. Really lines up in some favorably exciting ways. To get the safety and security of the plants, this is part of what's great about a system that puts physics on your side for a safety perspective. From an engineering perspective, anytime you can put physics on your side for things, it makes your life a lot easier. So this is a system that, I kind of alluded to it before, but has these great mechanics of how it works, where by the physics of the system in hand through thermal expansion, thermal conduction, convection, gravity, things like that, it's self stabilizing so it's able to control itself, shut itself down should there be something that happens without external actuation that allows you to simplify the plant that gives you incredibly robust safety features.

Additionally, it's able to remove its heat through just passive means. So just the natural flow of coolant inside the vessel and the natural flow of air outside of it. And that allows you, again, to simplify the plant for cost management, which is awesome, but also have incredible safety profiles and characteristics. And then accordingly, that reduces the points of vulnerability from a security side because you can't really turn gravity off, right? So that gives you some great features with respect to how then from a security side, you can also benefit from simplification and put that in by design. And so we were able to apply practices about how you basically produce or build a reactor in a robust way. So it has great security features.

Caroline Cochran:	I'll add to that, I summarized that the regulations essentially ensure safety in a variety of paradigms. And what I was kind of alluding to is the NRC not only looks at safety the way we designate it, but also looks at the security. They also look at environmental impact. And if you have the safety inherently to the system where it shuts itself down and it can't, effectively can't meltdown given certain inherent characteristics, then it actually meets security by design. And it also means that your possible environmental, you know, impact absolutely is minimized in any kind of scenario. So yeah. Thank you.

[Intermission]

Craig Bealmear:	Welcome back to everyone that we have here with us in the room at the New York Stock Exchange. And I understand we have close to 300 people watching online. As a reminder, Bonita had a forward-looking statement speech at the beginning of our presentation that still applies.

For those of you who I've not met, my name is Craig Bealmear, and I joined Oklo as its Chief Financial Officer in August of last year. Prior to that, I've spent almost 30 years in the energy industry. The majority of my time was with BP, where I held both a variety of commercial and financial roles. And after that, I was the Chief Financial Officer for Renewable Energy Group prior to its acquisition by Chevron.

I started to get to know Jake and Caroline and Oklo around this time last year. From a business point of view, what really impressed me about Oklo was the fact that we intend to have a customer-oriented business model. We're thinking about value to our shareholders, value to our customers, how we talk about returns. So that as the CFO got me excited.

But what really got me excited is the people. I think when you get to know the Oklo staff, you find people who have pride in what they do, the purpose of the organization, and the more I got to know, not just about Oklo, but the people. I'm like, I really want to be part of this team and I really want to be part of this organization.

So, what we're going to do in the second half is actually let you get to meet a few more members of the team. So Brian Gitt, who is our Head of Business Development, is going to walk you through what we are seeing as the demand for clean, affordable, reliable power across a number of market sectors, and what we are doing to tap into those market sectors through our business development strategies.

Scott Auerbach who is our Director of Power Engineering, is going to take some of the things that Jake was talking about in terms of our technology and how does that manifest itself in what we're doing to develop supply chain strategies for our business, and then specifically talk about how that's coming to life through the announcement that we made with Siemens Energy.

And then finally, Ed... Ed, I knew I was going to do that. Sorry about that. Ed Petit de Mange is our Head of Fuel Recycling. We've talked a lot about fuel recycling, but what Ed's going to do is come up, talk a little bit more about the processes, the building blocks of fuel recycling, and then what we are doing in Oklo to bring something that we think has got untapped business value to life. So without further ado, I'll bring Brian Gitt to the stage. Brian.

Brian Gitt:	Thanks, Craig. Over the last 10 years, we've had hundreds of conversations with Fortune 500 executives about their energy needs, their ideal solutions, as well as their constraints. And in the last year, I've been blown away by the response to Oklo's solution that was created from this really deep level of understanding.

So here's an example. Last fall, I was at a data center conference, and two guys came up to me in the booth. We chatted for about 10 minutes. By two hours later, after that initial encounter, I already got an email request for a meeting. By that evening, we already had a meeting scheduled for three days later. And at that meeting were eight top executives at the data center, this is a Fortune 500 company, including the CTO of the company. Now, I have not seen this level of urgency and engagement from a large Fortune 500 company in the 25 years that I've been selling energy products and services. So why are data center companies so desperate? Well, in July of 2022, the utility supplying power to the world's largest data center market dropped a bombshell. It could not meet increasing power demand for large new data center development until 2026. So, as you can see in this little small area outside of Washington DC, 70% of all the global internet traffic in the world runs through this small little area. About a third of all the hyperscale data centers in the world are there. So, this news was completely unexpected and sent a panic across the industry.

Securing access to power became the number one priority. Without access to power, you can't build data centers. And this event triggered a land grab across the country. We saw all the major data center markets from Phoenix to Columbus, Ohio to Chicago, Illinois, Atlanta, Georgia, all of them, all these companies started buying up any available land with access to power. So power scarcity became the new reality.

Now, it's important to notice the dates here. Remember I said this was July of 2022. This was before OpenAI launched ChatGPT towards the end of that year, and the AI boom was just gasoline on the fire. So now when you look at the various projections, and all the various management consulting groups have projections that are relatively similar, they are projecting that data center power use will triple by 2030. That is incredible. We're going from today in the United States, 2.5% of our electricity is used by data centers. So just in a few years from now, that could be 7.5% of all electricity in the United States. This is an incredible transformation that we're witnessing in on the ground floor of. So, the market opportunities and the target markets that we're focusing on are not just limited to data centers. Now data centers have grown 50% just since 2020. So, this trend is not where we're just projecting forward. We've already seen it started. So, 50% more power just from 2020 to 2023. But it's not just data centers. There are nearly a half a trillion dollars in commitments from new industrial factories as well as other manufacturing facilities and industrial sites in the US since 2021, and 200 US manufacturer facilities were announced just last year alone.

So this is an incredible transformation that's happening in the U.S. is people were reshoring a lot of this capacity, and all of these, whether you're a data center, you're a factory, you're an industrial site, all of them are hungry for clean, reliable, affordable power. So, let me give you an example of one particular grid, and this is, I think, very representative of what's happening in many parts of the country. Now, obviously every region is a little bit different, but PJM, this is one of the largest grids in the United States. It has 65 million people, 13 mid-Atlantic and mid-Western states. Now, we talked about this power demand growing. It's growing. It's 7% annually in some of these tight clusters, where you have all the data centers and factories.

Now, at the same time, we have all this accelerating growth we have various climate policies, environmental regulations that are forcing a lot of the fossil-fired power plants, specifically coal plants, off-line, into premature retirement. In fact, 21% are estimated to go into retirement by 2030, and that's a significant amount of degeneration. And then, when you look at the queue, well, what's going to replace it? Well, right now it's 94% renewables, solar and wind. Well, historically, solar and wind has only connected about 5% of the projects in the queue, and many of those projects spend up to five years in line waiting. And this is the common theme that we're seeing over and over again, projects waiting years. There are hundreds of megawatts that are waiting to get online.

So historically, there's really three main ways you could fix this problem. You could build more transmission lines, you could build more generation, or you could site just the data center or the factory or the industrial site, and move it to a location where there is adequate, accessible, low-cost power. The problem is, let's go through each one of these, transmission lines take 10 years, sometimes 15 years to build. It's a really huge amount of significant investment and all kinds of lawsuits you got to battle because you're usually dealing with interstate issues. It's tremendously complicated and a long process to build transmission lines. Well, I just said we're not going to build more coal plants. In fact, we're shutting them down. So, you're not going to build new coal plants. Now, natural gas plants are clean burning fuel, but unfortunately, the large Fortune 500 companies don't see it that way, and they actually don't count natural gas as a clean fuel. Therefore, from all of the various clean energy targets that they have, that doesn't count. So, they can't rely on natural gas for that clean power.

Now, large nuclear plants are great, but they take a very, very long time to build. We just saw what happened with the Vogtle plant. These plants can take a decade or more to build, and that particular plant was seven years late, and $17 billion over budget. So, there's not many utilities right now that have an appetite to go out and build really large infrastructure projects. It's just not happening. So, what are we left with? You've got this huge demand that's accelerating. You've got all these manufacturing facilities, all these data centers that are coming online. Well, small nuclear power plants provide a great solution for this, because not only does this have to be timely, it has to be clean, reliable, and low cost.

So, one of the things that our customers, I hear every day, I spend 85% of my time, all day long talking with data centers and these factories and such, and the thing that comes out over and over again is the business model, and Jake talked about it. I can't overemphasize how important the business model is to having product market fit here. They want to buy power. Now, I have not talked to a single company that wants to design, build, and operate their own plant. I mean, if they can't get it from the utility, where are they going to get it? But they don't want to build it themselves. The large hyperscalers, they don't want to run a power plant. So, they just want to plug in and take off. Everyone in this room and listening to this podcast or this webcast has seen this pattern before. Look how business models can transform industries.

Look at what AWS did for cloud. Before that was available, companies had to take their capital, invest in a bunch of servers, hire a bunch of people to rack those servers, configure those servers, test those servers, and then operate those servers, and then upgrade those servers. Well, instead of doing all of that, they can just tap into AWS and buy it as a service, compute as a service. That is what Oklo is doing. We're doing similar to what AWS did for cloud computing, we are doing for power, with nuclear power, which is clean, reliable, and affordable. So, we are seeing tremendous uptake because of this.

And what Caroline alluded to earlier, which is so critical, the licensing strategy, this business model is not just that it's a great business model, but it also enables a completely different licensing strategy that is repeatable and scalable. As was talked about before, 90% after our first combined license application is approved, 90% of it is a copy and paste exercise that you can start stamping out and scaling across all subsequent license applications. This is a completely different approach. And the 10% that's different, these are things that are local environmental factors, things that every development project has, things like floodplain, or endangered species, or things that every data center, every factory is going to have to deal with anyway. So, that is what gives us the confidence to see a scalable pathway working with the regulator.

So right now, we have hundreds of megawatts right now around in the Ohio area with data center customers, that are working our way through the process from project opportunity to getting them signed up, et cetera. We have in Texas, we're working with some of the largest energy companies in the world. We have three major operators in the Permian Basin. The Permian Basin is going to have to 3X the amount of electricity use by 2030. So, this is not just a data center phenomenon in that area, the reason why is because there are electrifying the frack fleets. They're electrifying their compression. They're basically trying to reduce their emissions as much as possible. And the amount of power demand is just skyrocketing. Well, these operators are looking to Oklo to provide this low cost, clean, available, low emission power. And they've publicly committed to these very low clean energy goals and low emission targets. And so, they need the solution if they're going to consume all that power.

In addition, we're working with large real estate developers. So, we have a publicly traded company that is one of the largest developers of master-planned communities in the country. They're looking to put our powerhouses inside one of their largest master plan communities in the southwestern United States. Now, why this is I think interesting, is because this is a public company that is basically building houses. So, think about that from a public perception perspective. They're wanting our powerhouses inside the master-planned community where they're selling tens of thousands of homes. Now, no publicly traded company that's in the business of selling homes is going to do that if they were concerned about safety or public perception. So, I think it's a really important point to understand what's happening across real estate, across data centers, across industry. So, to sum this up, we're tackling the biggest market in the world. We're working with the biggest players and we're solving one of their biggest pain points, which is how they get clean, reliable, low-cost power. This solution, one of the things that really excites me about it, is not just that it's a great solution for customers and it's a great financial return, but this technology and this solution is going to unlock the next wave of innovation and industrial progress in the United States and globally. And that's what gets me super excited about this. And with that, I'll hand it off to Scott.

Scott Auerbach:	Thank you, Brian. Hi, I'm Scott Auerbach. I'm the director of Power Engineering here at Oklo. Prior to joining Oklo, I spent 15 years in the non-nuclear power industry. I've been involved with equipment design, manufacturing, operation, and monitoring of gas turbine plants around the world. The gas turbine industry has shown that designing with supply chain in mind can allow for scalable cost-effective deployments. We can leverage this experience and apply it to our powerhouses. Earlier when Jake was going over technology, he mentioned some key features of that. And while that's really important to highlight, again, is because we purposely make those design decisions to make sure that we can leverage well-established supply chains for our powerhouses. These design decisions reduce cost, shoring lead times, and enhance our ability to scale.

The one that Jake highlighted sensibly early on was non-pressurized vessels. Pressurized vessels are expensive. Pressurized vessels require thick material in order to retain that pressure, which then results in increased cost, the need for long lead time, expensive forgings, as well as limits the suppliers who can actually produce those vessels. Using non pressurized vessels allow us to utilize existing supply chain that's already there for the chemical industry. In addition to avoiding the high vessel costs, typically seen in light water reactor applications. Designing with non-exotic materials increases the availability of the raw materials that we can use to build our powerhouses. So, staying away from exotic materials helps us not be reliant on supply chains as much.

Inherent safety features decrease our reliance on safety related equipment. Safety related equipment is often complex, requires redundancy. You'll hear when Jake talks about, backup pumps on top of backup pumps on top of backup pumps. And is only produced by the existing nuclear supply chain. The inherent safety features enable us to utilize equipment from the existing industrial supply chain. And finally, we focus on commercial off-the-shelf whenever possible. Commercial off-the-shelf equipment is already existing, so we don't have to take the full burden of the development cost. Commercial off-the-shelf equipment oftentimes has extensive operating experience, so it will increase the reliability because it's proven. An example of this, of us being able to leverage these well-established supply chains can be seen with the partnership that we are establishing with Siemens Energy.

Because our design is inherently safe, we can uniquely partner with Siemens Energy on power generation equipment. We expect to leverage an established Siemens Energy steam turbine product currently being used for industrial power and heat applications. Manufacturing is already in place for this equipment and the infrastructure is already there to scale with us. As you can see in the image, these steam turbines can be fully factory assembled and put on skids, so that they can be shipped directly to site, which streamlines the construction and allows quicker deployments. Siemens Energy not only has the infrastructure to handle our manufacturing, but they also have the infrastructure to support deployments and maintenance activities around the world as we scale. And Siemens Energy is just one of the many suppliers that we're developing strategic partnerships with.

Both nuclear and non-nuclear power plants are often treated as single projects where equipment is just ordered for that project in particular. And what this does is it limits the negotiating power with suppliers, since these are just really one-off projects. Since our business model results in deployment of the same equipment across a large number of powerhouses, which we own and operate, it gives us a unique advantage. We can purchase equipment for multiple deployments at a time, enabling us to negotiate volume discounts with our suppliers and reducing the cost to construct powerhouses. In addition to just doing the initial construction, we got to remember that we need to do maintenance events over the entire life of the plants and that had costs associated with it. Because of that, unless you have multiple of the same equipment, you have to buy those spares and those components that are only good for just that one site.

Well, Oklo can actually share these parts across our entire fleets, which reduces the number of spare parts that we need to purchase, as well as can reduce maintenance downtime. And finally, an area where the nuclear industry has really struggled is not being able to leverage efficiencies that come with repeat deployments. Having many of the same powerhouses reduces costs across all aspects of our business as we scale. So, more deployments results in streamlined manufacturing, construction, operations and maintenance. Which all leads to cost savings, decrease time for the deployments and increased reliability. And with that, I'll hand it off to Ed to talk about fuel recycling.

Ed Petit de Mange:	All right, thank you, Scott. I'm Ed Petit de Mange. I lead the deployment of fuel recycling for Oklo. It was over three decades ago when I had my own personal eureka moment, realizing the massive opportunities that would be unlocked when we pair reactors with recycling. I went on to spend 17 years designing and deploying equipment for the existing fleet of nuclear plants and based on all that perspective, I'm leading this program because this is the most important thing. The combination of Oklo reactors with recycling has the potential to bring about society changing benefit. That's why I'm here today.

One of the key features of our powerhouse technology is its fuel flexibility, and that includes having the ability to use recycled fuel. We're planning for our first powerhouse to use recycled fuel for material that was recycled by the Department of Energy. This top photo shows what that recovered uranium metal looks like. The bottom photo shows the Aurora Fuel Fabrication Facility that Oklo is outfitting to turn that recycled material into reactor fuel like the fuel assembly over here. This is the same facility that Jake mentioned earlier for which the Safety Design Strategy, SDS, document was just approved. Oklo is making the investment to develop and deploy commercial scale recycling of existing used nuclear fuel because it could allow us to save up to 80% of our fuel costs as well as creating opportunities for additional revenue streams on top of that. But further to the economic benefit, recycling also injects optionality to our fuel supply chain. We create the flexibility to use fresh HALEU or we can use recycled material. This idea to recover leftover material out of used reactor fuel is not new. It originated in the 1940s. The technology has evolved substantially since then and has already been proven out through pilot operations. It just needs to be scaled up and deployed, and that's what we're working on now. The DOE has been very supportive of this, including awarding Oklo four cost share contracts to facilitate that work.

Nuclear is somewhat unique within the energy sector in that it contains and manages virtually all its own waste. As a result of that, there's currently over 90,000 tons of used commercial nuclear fuel in the U.S., and that amount grows by over 2,000 tons a year. The cost of that used fuel storage is actually borne by the federal government to the tune of over a million dollars a day. At the point when used fuel is discharged from a reactor, only around 5% of the initial uranium mass has been fissioned. The remaining uranium and transuranic material, or TRU, can be reused if separated from the fission products.

Considering that, the existing U.S. used fuel inventory could be recycled to produce enough clean electricity using Oklo reactors to meet the U.S.'s current demand for a century. Put another way, the used fuel that the U.S. generates every year contains enough energy, if recycled and used in fast reactors, to supply all the electricity needed by the U.S. for four years. So, there's quite a bit of value contained in that "waste". And in addition to that, there's also further potential upside that could be captured by harvesting radio isotopes for commercial sale. So how does it work? Once discharged from reactors, used nuclear fuel is stored initially in water filled pools. It's then sealed into these steel and concrete dry storage casks like the one shown here. To recover the material from that used fuel, we intend to first transport it to our facility, disassemble it, and immerse it in a liquid salt solution. Then we apply an electrical current across an electrode pair, which drives an electrochemical reaction that separates and redeposits the heavy metals, similar to electroplating. We can then extract that material and cast it into new fuel for our Oklo reactors.

To summarize, there is for all intents and purposes an essentially unlimited supply of used nuclear fuel that can be recycled to produce energy. Oklo's technical approach to recycling is proven and it is now being scaled for commercial deployment. Recycling also has significant potential commercial upside through sales of radioisotopes as well as recycling services, in addition to our core purpose of it serving to transform our fuel supply chain optionality and economics. This capability can be truly remarkable because it allows us to take a material that is currently considered a liability and unlock tremendous economic value from it.

Thank you. With that, I'll hand it back over to Craig Bealmear.

Craig Bealmear:	Thanks, Ed.

So again, my thanks to Brian, to Scott, and to Ed for just providing a little bit more color on our business. In terms of the rest of our program, I'm going to go over our finance target operating model. Followed by that, we'll have another Q&A session. We're then going to have a few words from our chairman, Sam Altman, and then Jake will close.

So, what I'd like to go through now are the five building blocks of our finance target operating model, and hopefully you'll see that we've been speaking about these actually through the course of the presentation. The first component of it is recurring cash flows that are enabled by long duration contracts underpinned by power purchase agreements. The second element of our financial model is capital efficiency through the repeatability of our powerhouse deployment plan, which was really highlighted I think by a lot of things Jake touched on as well as Scott. Together, these two items really trigger the third item, which is attractive asset level returns and we see opportunity for upside on those asset level returns as well. Fourth, a low-cost operating mindset that has really been at the heart of the company since Caroline and Jake founded it. And then finally, having a strong balance sheet to enable our growth.

So, I'm now going to go into some details on all five of these components. First of all, talking about our targeting recurring revenue model. So, what you'll see in the chart on the right is what we would expect cash flows to grow as we deploy more 15 megawatt powerhouses targeting customers who want to buy power at that level. So again, as our footprint of those powerhouses expand, we would expect the cashflow to expand. In addition, as we're starting to also explore 50 megawatt powerhouses, as you can see going down the Y axis, as we start to deploy 50-megawatt power facilities, we would expect cashflow growth coming from that deployment.

What we will intend to do over time, really through Brian's side of the business, is look at matching customer demand. Some customers are going to want to buy power in 15 megawatt increments. Some are going to want to buy power from powerhouses in 50 megawatt increments. And what we'll look to do is optimize between that customer demand and powerhouse deployment plans to kind of optimize the set. Again, each of these powerhouses are going to be underpinned by long-term 20 year to 40-year duration power purchase agreements. And then finally, there is some upside relative to these figures because none of it takes into account the benefit that we think can come from fuel recycling, which Ed talked about earlier.

Turning now to the next two elements of our strategy around capital efficiency and returns. Again, this first set of figures shows what we expect the capital cost, the cashflow, and the returns to be from our 15-megawatt power facilities when we are at what they call the first of a kind or FOAK stage. So, we expect when we're building those initial 15-megawatt facilities that our total capital cost, inclusive of fuel, to be in the range of $70 million, which I think we would all agree tends to be at a much smaller price point or entry point than what people are normally thinking about in terms of an initial nuclear investment.

I would also note that our first power house in Idaho, we have been awarded fuel by the Department of Energy, so it will bring down that figure for that first initial powerhouse. Now over time, as we start to access a lot of the learning curve affects that we'll get from deploying the same asset, leveraging some of the supply chain synergies that Scott talked about earlier, we expect to bring those asset costs down over time into what is sometimes called in the industry, "Nth of a kind" or NOAK level cost. As we start to pivot from 15 megawatt powerhouses to 50 megawatt powerhouses, we do expect that we will see some economies of scale as we transition to that longer footprint, and so then, to bring it home, we do expect that all of this just by itself will create strong asset level returns. However, there's upside to those figures. Investment tax credits. We believe that once our asset is up and running, there can be anywhere from a 30% to a 50% cash upside coming from investment tax credits. Secondly, we believe that project financing is something that we will use, underpinned by that long-term power purchase agreement, and that leverage will also help the return profile. And finally, I know I probably sound a little bit like a broken record, but there's upside to that figure as well that would come from recycling.

There's a concept that I'm learning about, because again, I only joined in August, called levelized cost of electricity. Essentially how this math works is, you take your overall lifetime of capital cost, fuel cost, operating costs, and divide that by the amount of power that you produce over the lifetime of an asset. And so, what you can see here is we expect our overall levelized cost of energy, or LCOE, to go down over time. Again, that's going to be driven by the scale economies and by things like investment tax credits. When you then start to compare our overall levelized cost of energy to some other renewable alternatives, you can see that we have quite a compelling business case. One of the big drivers for this is the fact that our powerhouses will have the ability to run 24 hours a day, seven days a week, at a very high reliability factor, which helps the overall LCOE of our business.

The fourth element of our target finance operating model is having a low-cost operating ethos or mindset. We are going to be a growing business, and we are going to have to grow cost. However, as I stated earlier, the company has always had a history of being mindful how we grow cost and making sure that, especially as we're growing general and administrative, which tend to be non-revenue generating costs, that we grow those costs at the pace that the business can afford, and we intend to do that going forward. In addition, the big driver of our cost is going to be bringing capability into the company to grow our business. Clearly adding staff and adding headcount is one of the ways to grow that capability, but in addition, again, one of the things that excites me about what we're doing with Siemens Energy is how we can leverage the capabilities of others to scale up our business. And so that's another way that we look to manage our overall cost structure.

We intend for this approach to overall sound cost management to also continue when we start operating assets. Scott talked earlier about the fact that we want our second asset to look like our 40th asset and our 50th asset. That commonality means that we can do things like sharing spare parts across our entire fleet of assets, so that means that if you need a backup or redundant system, you could have one system that could be there to be utilized by a multitude of assets. That really does drive overall cost efficiencies into our business.

I guess finally, just to close all this out, we did file a new S-4 on Tuesday of this week, and we are still seeing that our twenty-twenty-four operating costs will be in the range of thirty-five to fifty-five million dollars, which was reflected in that S-4. Now moving to the fifth element of our strategy, which is having a strong balance sheet to enable our growth. I think this is one of the things that has us so excited about our merger with AltC. Again, all the figures that I'm about to show on this chart are extracted from the S-4 that we filed earlier this week. Our deal is underpinned by a pre-money equity valuation for Oklo of $850 million. As also Michael talked about, we've really structured this transaction such that the majority of the cash in the AltC trust, after transaction costs, will go onto the Oklo balance sheet, and that will be the enable of our growth going forward. We've really designed this transaction to be simple. It's going to have one class of common stock, no warrants, no pipes, and a hundred percent of the Oklo sharers will roll into the new company.

Finally, as Michael highlighted early in the presentation, the AltC founder shares will unvest upon deal closure and they will revest subject to specific share price base performance metrics. In addition, all of the Oklo founder shares, and the AltC sponsor shares, will have a long-term lockup provision, so again, long-term investment. Finally, all of the Oklo equity holders upon deal closure will also have the ability to participate in 15 million earnout shares, vesting in $12, $14, and $16 increments, so there's growth opportunity there as well.

Again, I appreciate the patience in the room as I went through the numbers, but just to summarize again, five key building blocks of our target finance operating model. Recurring cash flow from long duration power purchase agreements. Two, capital efficient approach to powerhouse development. Three, having attractive asset level returns with upside potential. Four, a low-cost operating mindset or ethos, and then finally having a strong balance sheet to enable our growth. What I'd like to do now is let's pivot to another Q&A session. Jake and Caroline are going to come back up here as well as Nick Johnson from AltC.

Over to the room.

Sam Doane:	Do we have any questions?

Jeff Campbell:	Yes. Thanks. Jeff Campbell, Seaport Research. You've discussed a number of different potential endpoints for the power you're going to generate in the future. When you look at it as a whole, do you see Oklo being more of a distributed energy solution, an augmenter of the grid, or some combination of the two, and if it's a combination, how do you think about that? Thanks.

Jacob DeWitte:	Yeah. I think in some ways it's a combination. I think we enable flexible siting in quite a few ways, but I do think, at the end of the day, there is some degree of concentration of energy generation that just occurs naturally based on concentration of demand profiles. So, I think you see a distributed but still like nodalized kind of network, is how this plays out. There'll be some cases where it's maybe just one or two plants in some sites, but most of the time I think you're going to see a cluster of more of that just to meet customer demand and how it grows.

One important point that kind of builds off of the stuff Brian said, for a lot of the potential customers here, especially in the data center space, they need a high uptime option. They need basically an n+1 reliability type solution. This is something our sizing really affords us the benefit of because we can be matched more organically to the growth rate in terms of per megawatt blocks that data centers grow with, and then we can enhance, though, that n+1 optionality. If we were a multi-hundred-megawatt plant, that means you'd be having a stranded asset of a couple hundred megawatts just waiting on standby. Doesn't really make sense. But for us, having that smaller size, that granularity that comes with that gives us that kind of flexibility. And so that's another kind of feature set on that.

Craig Bealmear:	Jeff, another thing that I had went to Ohio for, the project that we're building there and one of the things that came out of that discussion is they're building that district to bring more industrial customers into that area. And so as they bring more industrial customers into that area, that would give us the opportunity to add in more powerhouses. Brian talked about the Master Plan Community Project. Typically, master plan communities don't get built all once. They get built in stages. And again, we can stage in powerhouse deployment as the business we're supporting grows.

Maheep Mandloi:	Hi. This is Maheep Mandloi from Mizuho. Thanks, Ryan, for getting us over here. Question on the LCOE which you had on the chart. You talked about $90 on the top end. Could you just talk about the timeline to achieve that? I think on the footnotes I couldn't see it. Sorry, I'm not wearing my glasses. But I think it said like you need 20 units or something like that.

Craig Bealmear:	Yeah. I think it'll be... and Jake's probably better at how long it'll take us to get to that nth of a kind point. But the big things that drive that improvement are that overall capital efficiency that I talked about. Being able to leverage things like investment tax credits will be another big component. And then just getting our overall reliability and availability up, because what really helps that math when you do it is just how much power we will produce over a 20- or 40-year time period.

Jacob DeWitte:	One thing I'll just add that builds on this too is, from an operational perspective and performance, we know from experience that certain fast reactors can achieve commensurate or comparable, if not superior operating characteristics and operating capacity factors, which is a great place to be. We know operating cost bounds on that. Additionally, our first plant, we have fuel awarded to us through a competitive process that was for free. So, there's some benefit on what that cost does if you think about the overall capital needed for that first plant in Idaho.

So that helps you on some of that early plant deployment side. And then it turns into a question about more rate of deployment and, like Scott was saying, how that couples in total number as well as total number per year helps you drive that curve pretty aggressively. But a really important thing here, and Brian kind of mentioned this and can talk in depth about this, is when we talk to customers, we bring pricing up front and center as quickly as we can because we don't want to spend time with somebody who, it doesn't make sense now, or size, or whatever.

We want to bring that front and center. And what we've found is we're largely, if almost never, getting much pushback on what the pricing we need to do is, even for our early plants and how that scales fully. I think what we're finding is the actual cost of new capacity from a marginal basis in a lot of these markets, for some of these customers, it's a bigger number than even we were expecting. So that just gives us some more opportunity. And this is part of the value of this business model.

Nick said this term about a little over a month ago that I really liked, which is value pricing, because we can price to what the customer needs at that point in their segment. And also, the value we're bringing to them through things that aren't just the megawatt hours delivered but the quality of those megawatt hours, as well as the temporal nature of them and the proximity of their generation as well as the clean nature of it. That allows us to capture what that value benefit is in a way that's, well, it's just very direct. And so, there's some benefit to how that works for us. So, on the cost side, look, at the end of the day, going back to what I said at the beginning, nuclear fission has an incredible material intensiveness advantage to all energy sources, so it should be among, if not the cheapest source of energy there is. Our goal is just to try to get towards that as fast as we can.

Craig Bealmear:	Jake, these are two geeky things for me, having spent more of my career in the refining and marketing sector. I can't tell you the number of meetings I was in a VP where you would talk about refinery downtime and how long it's going to take to get the refinery back up and running. Being able to have spare parts that can be utilized across your entire system, huge benefits there. When we were deploying retail assets, being able to deploy the same asset over and over again, you really can drive economies of scale because you have learning curve effects, and being able to leverage sole sourcing for similar components. There are huge, huge benefits there.

Caroline Cochran:	I'll add to that, too. Obviously, the supply chain, which Craig is elaborating on really well, being able to buy things that are commercially available now is a really key part of our strategy. In addition to that, being able to commercially fabricate on a large scale for ourselves, for example, for fuel, etc. That's a key component, I think, to getting that NOAK cost. The other piece, I think Ed talked about it and the potential revenues there, but to get to NOAK cost, I think we're also looking at recycling playing a huge factor in reducing our fuel costs, which is a significant percentage of our overall cost. So that really helps us get to those NOAK, LCOE costs.

Maheep Mandloi:	Thanks. And then just a quick follow up on that LCOE, that's unsubsidized, right? So, if you get any ITC or domestic kind of-

Craig Bealmear:	Where we're getting to that lower number, that does include some of the ITC benefits.

Maheep Mandloi:	Gotcha. And then would it qualify for domestic content add-ins as well?

Craig Bealmear:	Yeah, so when we looked at the ITC and when I talked about that range of 30% to 50%, 30% is I guess foundational ITC. There is another 10% available for renewable and a final 10% for domestic content and we will definitely try to leverage to see that we can get the maximum out of those three factors.

Audience Member:	Just in terms of timing with the recycling revenues potentially coming on how soon after you get the first plants launched could that theoretically come on? The battery recycling?

Jacob Dewitte:	Like the recycling facility?

Audience Member:	Yeah, the fuel recycling revenue.

Jacob DeWitte:	Yeah, I mean, I think at this point we really are working towards the timing of, I mean, personally, some people have asked, "Hey, what would you do, looking back in hindsight to change pace or prioritization?" And our model was always build the reactors, create the demand for the fuel to pull the recycling behind it rather than sort of build the recycling and see if they'll come to it. But because of what we're seeing on this side, yeah, I wish we could have that on even sooner just to produce that fuel. That said, I think what we're looking at is sort of the end of the decade, turn of the decade is when we expect that facility to be operational and start producing for us. That's kind of what we're on path for right now, but again, we have every incentive to drive that as quickly as we can.

Ryan Pfingst:	Hey, guys. Ryan from B Riley. Just to follow up on the recycling piece, can you talk about what approvals are needed there and then would the 50-megawatt design need a separate approval from what you're pursuing on the 15-megawatt side?

Jacob DeWitte:	Yeah, just a quick summary on this and Caroline, feel free to fill in. Yeah, so the recycling facility does require nuclear regulatory permitting. You're dealing with radioactive materials. It is a different process from reactors though. It looks a lot more like a fuel fabrication facility. This is a thing we've been in active discussions in for a bit now with the NRC preparing to ramp into submitting an application, and so that's going to be part of what we're excited about is set some milestones over the next few years before we do that.

In terms of the permitting for the reactors. Every single one we build needs its own combined license to be able to build and operate. Now the nice thing is there's scaling benefits, especially when you're looking very similar to 15. Now we've also had meetings with the NRC on the 50, and the nice thing is, is there's a lot of carryover. It's the same technology generally speaking, so that gives us some benefits about what that translation process looks like. Does that mean you're going to get the same benefits as the 50 to be like an S-cola from the R-cola? Not necessarily.

It's not going to be that fast, most likely, but there are some significant efficiencies in place because at the end of the day, from an analysis perspective and what you're doing with the NRC, there's not too much that's changing. You're just changing the size of the numbers and some of the design specs. So, just rerunning those analyses according to documentation accordingly. I don't know if you...

Caroline Cochran:	No, you covered it. Yeah, I focused in my session on talking about nuclear power plant licensing, but like Jake said, recycling is a separate license. Fuel fab would be a separate license and so forth. There are potentially opportunities to work with states on licensing those, which is interesting to us, but very unexplored. But I'd say yeah, those are key elements. And then with recycling, like Jake said, we've already had meetings with them for a couple years now on that topic, so we're well along in that process.

Craig Bealmear:	Maybe one other thing just on the recycling is Nick and Mark and I actually toured the Argonne National Labs just outside of Chicago and a lot of the work that we're doing, we're doing in partnership with the DOE, and I think that's pretty unique in our approach.

Nicholas Johnson:	I think that speaks in a huge way to the capital efficiency of the business. They've taken, and that example is perfect when you think about the opportunity for recycling. They've taken a very deliberate approach to utilize the assets that this country has that are available to any company that most companies don't actually go out and take advantage of. And if you go to Argonne, and I think we'd welcome a lot of people to go and tour that facility, you can actually see the process running and it's all about just taking that and scaling it to a commercial level.

And when you ask the folks in the laboratory, that are actually running it, what the roadblocks would be to achieve that? It's ready. It just requires capital and the licensing process.

Caroline Cochran:	We even talked about doing this event at Argonne, but for some reason we thought no one would want to come to Chicago in February, so go figure.

Ryan Pfingst:	If we could go to a Black Hawk game, maybe that might be worth it.

Caroline Cochran:	We know what to work on.

Ryan Pfingst:	If I could just sneak in one more, could you just remind us how often you'll need to refuel and if the plant will have to shut down during refueling?

Jacob DeWitte:	Yeah, so plants do have to shut down during refueling. The baseline design approach is you're basically refueling about half the reactor every refuel cycle, and at the 15-megawatt level, the target performance is aiming for a ten-year cycle on that front. And then that said, there are some considerations from each plant and each project's basis that you might tune those a little bit. Just to affect some potential economics or various logistical considerations. There's some value possibly in stacking, refueling on other plants at the same time if you have multiple plants on a site. There are just some variations on that that can be explored. So, it gives us some customization, but that's what the baseline approach is.

Sam Doane:	Anyone else?

Caroline Cochran:	Do we have questions online, by the way?

Craig Bealmear:	Might have one online, Sam?

Jacob DeWitte:	Well, Sam, while you're getting set up on that one thing, I'll just say, I was talking earlier and I'm sorry, I'm very specific about these things. We talked about fusion and fission reaction energy levels. I did misspeak. Fusion does produce, it produces about 17 million electron volts, not 14 million electron volts. So, anyway, just wanted to flag that.

Sam Doane:	Okay. A question from our virtual audience. What are your project financing strategies and will you want to monetize the 45-U yourself or raise tax equity financing?

Craig Bealmear:	I'm probably not going to answer the tax equity financing because I don't think I've dug in enough on that, but really our intent would be kind of a two-thirds, one-third debt to equity ratio, and we would be looking to leverage that power purchase agreement when we go to do that. I think one thing that's kind of interesting as well is the types of customers that we're looking to do business with. I think that PPA is going to be pretty credit worthy, and this is maybe... I think long term, there could be some optimization there because imagine a world where we've got a portfolio of 10 PPAs. Five data center, two military, three industrial. You could maybe even package that up and leverage it that way. So, I think there's some excitement around that.

And we have had some initial conversations with the Department of Energy and the loan program office. We'll be exploring those as well. I didn't know I was going to give Graham a plug, but I actually hired a treasurer and senior director of commercial finance, Graham Johnston, started earlier this week and he's got a fun job ahead of him starting to explore some of these things.

Nicholas Johnson:	And Michael referenced it, but the 300 billion of capital that the DOE has made available for advanced nuclear, that Craig referenced, that and other programs that exist all around the world, that capital is tremendously valuable obviously. And what we like so much about this model is that they will be the direct beneficiary out. They've got the ability to use it to actually drive their business forward versus if you're a designer, you're waiting for your potential customer and you have to go through all the friction that Jake described to be able to benefit from those financing capabilities.

And so, when you really do the math on the cost structure of layering in financing capabilities that Craig described, and then you layer in potential investment tax credits, the actual kind of net equity invested in the facility starts to look very, very attractive and obviously frees up a lot of capital to be able to deploy through the pipeline quite quickly.

Sam Doane:	Another one from our virtual audience. NIMBY has been a persistent problem for many nuclear new builds since Chernobyl and Fukushima made things even worse. How are you addressing communities' concerns about SMRs?

Jacob DeWitte:	I think Brian nailed this in his comments. We wouldn't have discussions and opportunities with some of these industrial, much less residential-based developers if this was a thing that they thought was significantly challenging. In fact, I would say anecdotally, and this is probably supported pretty quantitatively with different polling updates that I just don't have on top of mind, but the world shifted radically here, right?

The advantages of nuclear affords from climate, the advantages for national security, energy security, all that are worth a lot to people. I think in the last few years there's been a lot of sharpened focus on that for a variety of reasons. But the other thing I'll say that's I think very important here is, this sounds really cheesy, but the internet. I was surprised and amazed at how quickly people were able to get real information about and learn when they get into nuclear about what’s happened in the past, including accidents that were obviously unfortunate and, in some cases, very, very costly from an asset perspective, but thankfully from a human life perspective, not.

And I think people seeing the facts, seeing that metrics like nuclear has amongst the... I hate this metric, sounds funny, but it's a metric, the fewest deaths per megawatt hour of all energy sources, things like that help people get comfortable about it. This is not information that was available during the hype crazes of the '70s and early '80s where there's a lot of misinformation and disinformation campaigns run by a lot of different groups interested in trying to drive nuclear out of the equation. That's not the case now. People can go see the facts, they see it and they feel informed by it. I think that's made a massive difference.

So, I actually don't think that's a challenge. If anything, I think what we're seeing is a flip of that, and I think you're seeing grassroots efforts emerge and have been successful and doing things like keeping Diablo Canyon in California, a nuclear power plant there open after it was agreed to shut down, driven by a local-based effort to say, "We want this, we need this. This is important." I actually think it's kind of the opposite. It's more of a YIMBY approach.

Caroline Cochran:	We're seeing that on the regulatory side too, I'll just add. I think around the time we started, maybe 10 years ago it might've been a little different, but I think now the NRC is hearing more from pro-nuclear people saying, "Why didn't you do more?" And maybe 10 or more years ago, they were hearing more from anti-nuclear people saying, "Don't license this," or kind of pressuring them. I think it's interesting to see how that not only plays out obviously with the reopening or keeping opening up with plants, the public enthusiasm for new plants, but also how it affects the regulator and what kind of feedback they're getting from the public that they're surveying.

Nicholas Johnson:	And one other thing that we found interesting about that, because it is an important topic to think about is with the model you are co-locating with customers, and so you are, and Caroline, maybe you want to talk about this a little bit, but from a siting perspective, you're going somewhere where a customer is asking you to be. It's a customer-led model and because of the size, you've got the ability to build on-site with the data center. And so that's a different proposition than what power plants today have to go through as they think about being at utility scale.

Caroline Cochran:	Yeah, sometimes we would put that as I think typically in the older models with big power plants that a large utility would say, "We're going to plop this here," and then everyone's fighting it to be there. We have customers opting in and saying, "We want this to be here," so we go there. Often, they even have the land already ready for us in the conversations.

Sam Doane:	Related to that, we had another question that asks, the facade of a building is so crucial to create human-centric and timeless spaces. How did you approach the Oklo Plant facade designed to ensure this?

Jacob DeWitte:	I mean, there are a few things that would make me happier than having the chance to live at a nuclear reactor, especially when we build and operation. May as will make it look cool. You know me, you can see that that's very true, but I think that's part of it. We want to make it approachable and look, that's a style that invites... The A-Frame is a style that Caroline kind of was, I think the nucleation around the vision. We talked about it years ago and it was like, "Yeah, it makes you feel cozy, it makes you want to be there."

I always find it really interesting that... By the way, this is no claim to any effect on this at all, but I feel like A-frames, we were kind of on the front edge of that. We put it forward and then all of a sudden, and I felt like after we unveiled back in 2019, the concept and everything else over the course of the next few years you'd see on various Airbnb and other advertising campaigns really highlighting A-frames. Again, absolutely no tie at all, but I think it's because it's a cool structure.

We wanted to be inviting, cozy, approachable look different. I think that human interaction with technology matters a ton on what it looks like and not making it look brutalist is pretty important.

Caroline Cochran:	I'll say, yeah, it's not like just a cool rendering. We actually approached a major architecture firm, Gensler, and got to connect with their sustainability group, and they're passionate about working with us too just because of the clean energy implications. So, it's been a really neat partnership there. But we started off with loving the A-frame because of not only the beauty of it, but the resilience. It's a very simple structure to construct. We designed it with basically folding panels. If this is a remote area, it's relatively easy to ship in the panels of the building. Obviously with different design shapes, it's taking different shapes, but that was kind of the start of it.

And in the renderings, you don't see things that you might typically see in a nuclear power plant. It's not because we left it out, for instance, fencing, walls, turrets and so forth. We didn't just leave it out because it's not pretty. Literally, our state security by design because of this inherent safety characteristics allows us to do more natural forms of security barriers, et cetera. And so that's why you don't see those in those pictures and not because we left it out because it's not pretty. The overall structure and the renderings you see are literally made by an architecture firm in our collaboration with them over the years. Gosh, we started that at least five years ago.

Craig Bealmear:	It was great fun. When I was getting ready to start with the company, I would bring up the Oklo logo on my phone, but just show the A-frame and I'm like, "This is the company I'm going to go work for." And they're like, "Oh, you don't know how to ski. Why are you going to go work for a ski company? Are you forming a church?" So, I think just the design is beautiful.

Caroline Cochran:	We care a lot about that. And I think one of the things we've heard Sam Altman say, just quote him that I know he and others have thought a lot about how the design of a product affects the implementation and adoption of it. And I think we wanted to have an iconic shape that people would say... We would tour towns and they'd show us their energy infrastructure like, "There's our city's solar plant," and so forth, and I'd love for people to drive through their town and be like, "There's our Aurora." So, I think we want to have an iconic shape that's very noticeable and appealing to have in your community.

Sam Doane:	Last question from our virtual audience. How will Oklo look to acquire spent fuel for their reactors?

Jacob DeWitte:	Yeah, there's a lot of different pathways and opportunities that we're actively exploring about what are the best ways to do this. At the end of the day, there's a couple of ways you can look at partnership formation. This material is all held pretty much on site at the nuclear power plants utilities have. Well, pretty much all of them, but some particularly really want to get this stuff off site as soon as possible. So, finding the right ways to sort of transition that. I think in some ways, the sooner we could take it, I think we could get it off site for them, but it just turns into figuring out the right ways to do that.

The interesting thing about used fuel is, every fuel bundle coming out of today's reactors and everyone that's been stored, it all has a different sort of composition. That's not to make this sound like a complexity, it's sort of blending and fine whiskey or fine wine or something. Well, I don't know if you blend wines that much, but whiskey more like that because they're different compositions. And then you can tailor that to meet what you want out of it, which is kind of a cool process and a cool undertaking to figure out the best approaches.

But for us in particular, we're specifically more inclined on average, on average towards the stuff that's the most recently discharged. That stuff usually has the best yields for what we want out of it. And that usually lines up because you want to get the stuff out of the pools typically as opposed to the casks. It's more incentive to do that. But yeah, there's a couple ways you can look at the partnerships about how that's going to work and then get it on site. But again, there's a lot of different avenues that that can take place, how custody is managed, how those different pieces are managed. It's all going to depend somewhat early on an iterative basis with each utility and then probably it'll consolidate into more streamlined processes once we demonstrate the ones that are most effective.

Jacob DeWitte:	Well, Sam’s going to join us in a couple minutes, so I'll hit some closing remarks and then we'll tee it up for Sam.

Caroline Cochran:	Yeah.

Jacob DeWitte:	Thank you guys.

Craig Bealmear:	Thank you.

Jacob DeWitte:	Yeah, so we're excited. Sam's going to be joining us in just a couple of minutes. I'll get these out of the way and we'll end after Sam and then feel free on your way to check out all the cool stuff and what we might have, or what we have on hand. So, just sort of in quick summary, we're obviously very excited about what you can do with nuclear technology. We're particularly excited about the potential that these next generation technologies have and coupling that with a business model that focuses on a strong product market fit and ability to deliver what we see customers want, an ability to work with and towards an iterative and sort of efficient regulatory process that gives us some scalability on it, for both the need benefit of scalability and supply chains.

What I mean by that is, Scott talked about this, but there's a lot of value when you can do a number of projects versus just one or two in terms of that recurring benefit and the recurring revenue that we like from a PPA, our suppliers also like from having a good order book. Couple that with the fact we have a clear line of sight on first fuel and then a lot of potential upside onto the business from various forms. Obviously, recycling being a big piece, we're obviously very excited about the opportunities in front of us and the opportunities to sort of create some of that value and grow accordingly.

So, I think I'll tee it back up for Sam as he comes on. But just kind of a couple quick things too, that I think stick out based on some of the questions and answers and some of the things that have kind of I think come out from me today that I think are important. One thing is on pricing that I think is really valuable is when you look at the traditional business model for nuclear that has existed in the past, I talked about, your kind of trying to figure out how you land on what the actual cost is going to be and your customer, who's going to be the one that bears all that has to do their own risk adjustments to what's effectively going to be that number.

Now, each one has their own calculus, each one has their own risk sort of adjustment, but I feel like those numbers typically come out to be multipliers on two, maybe three X, what the sort of baseline cost estimate might actually be in terms of the cost of energy produced versus what they're going to have to manage for it. And if that means that that's acceptable for them to move forward on a project, it gives you a sense about then what we can price directly too, against that number, which is great in terms of the benefit that we can have and also get that pricing in a way that gives the most value obviously to customers and to us as well. And there's a lot of benefit from what that looks like.

And then I think the last thing I'll just say quickly is part of the reason I get so excited about this is it's a technology that has truly a massive scalable potential in terms of known resources and reserves of heavy metals that with recycling and fast reactors like what we're doing can provide you know massive, I mean, effectively planetary scales of energy for depending on how you look at the math, billions of years. So, it's pretty compelling. I mean, that's what gets me in many ways sort of out bed all the time and something that gets us excited about what the mission is here. And not only can you make a difference now, but what the difference can be for a very, very, very long time in terms of humanity overall.

So, with that, I'll take a quick check to see if Sam's on and sort of make sure we do this handoff on this. Maybe we'll take a second for going into that. One thing I got asked on the side I'll just share while we kind of move into this space was a question about, well, how small can you actually go? Well, technically you can build a reactor as small a size as you want, but it becomes a lot of trade-offs in terms of the economics. You start to get really, really, really expensive when you get small. And a lot of that becomes, you have these certain fixed cost or fixed expenditures you have to manage because at the end of the day, you have to shield the nuclear reactor, you shield the radiation. You need a minimum amount of fuel to keep it critical, which means the reaction self-sustaining.

That at the end of the day kind of poses some cost floors, if you will, even for very, very small systems. At the end, it kind of creates a situation where once you start getting... It depends on the design, but generally speaking, once you start getting down into the kilowatts, really the sub-megawatt range, it starts to get pretty expensive. So, that's why we like this size and then the scalability from that. With that, I will go ahead and hand it off to Sam. Thanks for joining us, Sam.

Sam Altman:	Thank you. So yeah, thanks for let me take a few minutes here. I got to know the team back in 2014. I had gotten obsessed with energy and a belief that nuclear was a super important way to solve this problem, and I had been somewhat dismayed about meeting the teams out in the world until I met Jake and Caroline and I thought... I was running Y Combinator at the time and really had been drilled into me that betting on founders is the most important thing. And I was amazed by their vision, their determination, their sort of fresh eyes to an old industry and got very excited about what this company could be. And the particular technical vision I thought made far more sense than anything else out there.

Even more now than back then, I so believe in the importance of abundant energy. The obvious reason is of course AI. The thing that I spend most of my time thinking about now is how we're going to build enough AI compute, which really comes down to chips and energy and for new solutions like that. But even without that, which is a big even because I think that's just a huge, huge thing, the need for energy abundance in the world to do so many other things that we want has never been clearer to me. And so, the path forward for the company combined with the sort of market opportunity and need for continued human flourishing has just been an amazingly exciting and important thing.

And in the time that I have gotten to work with the company, which has been quite a while now, the continued progress, the thoughtful decision making, the path towards a solution that works safely, economically, at massive scale is something that I feel very privileged to be a part of.

Jake, is there anything else that would be useful for me in particular to talk about or any questions you think I should weigh in on?

Jacob DeWitte:	Yeah, I think one question that sometimes people are curious by is how you think about sort of what it takes to be... How you look at the mix between fusion and fission. Obviously, you're interested in energy as a whole, and you've said it pretty clearly, the opportunity side is massive, but I think if you can kind of help illuminate that as well as just why you see the numbers getting so large in terms of energy needs.

Sam Altman:	Yeah, I think we really need all possible sources here, just for our own demand, to say nothing about the rest of the world. As we try to pencil out what this is going to take to say nothing of the fact that in different applications you really want sort of very different kinds of things, but as we try to pencil out what this is going to take, it is humbling and difficult and I think we need everything. So, that's sort of why we... That's kind of the rough thing is, we're going to need every kind of energy, including unfortunately for a while, burning hydrocarbons to have any shot at finding enough. But I think the faster you all coming around, the less we'll need them.

Jacob DeWitte:	Perfect. Yeah. I guess the last question, Sam, I'm just curious is you talked about it for a second. It feels a little silly saying it, but just in terms of how you think about, given all the experience you've seen and your direct experience from what the value is, you think in terms of how a founder-led team can kind of be focused and drive towards a product fit. I guess what I'm trying to say is the founder market fit and how much that can matter, especially from a technical founder driven perspective.

Sam Altman:	Yeah, this is the way I know how to bet on successful companies. There are clearly other ways too, but the thing that has worked for me again and again in my career is to make a bet on superstar founding teams. I think founders have a vision and drive and the ability to push the company in a way that non-founders very rarely do. I think that's very special and still underrated by the world.

Jacob DeWitte:	Awesome. One last one, Sam, is what you think about the timing and why you think this makes sense, looking at it from the Oklo lens about going public now.

Sam Altman:	Oh, I think this is the time to ramp... I think that the hardest parts of the company are behind us and this is the time to ramp up and scale operations. I think we see a path towards very significant commercial success.

Jacob DeWitte:	Awesome. Well, thank you so much, Sam, for joining us. I appreciate it as always.

Sam Altman:	See you.

Jacob DeWitte:	See you, Sam. Awesome. Well, with that, thank you guys for coming. We are a tiny, tiny bit early. More time to check out some of the cool little demos on the side and grab us if you have any questions. So, thank you again. Appreciate everyone's time.

Important Legal Information

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC has filed a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus/consent solicitation statement to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. AltC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, as well as other documents filed with the SEC by AltC in connection with the proposed business combination (the “Special Meeting”), as these documents contain and will contain important information about AltC, Oklo and the proposed business combination.

Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This Form 425 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Oklo’s, AltC’s and the Post-Closing Company’s actual results may differ from their expectations, estimates and projections, and consequently, you should not rely on these forward-looking as predictive of future events. Words such as "anticipate,” “believe,” “continue,” “could,” “designed,” “estimate,” “expect,” "forecast,” “goal,” “intend,” “may,” “might,” "plans,” “possible,” “potential,” “predict,” "project,” “seek,” “should,” “target,” “will,” or “would” or, in each case, their negative or other variations or comparable terminology that predict or indicate future events. These forward-looking statements include all matters that are not historical facts. These forward-looking statements include, without limitation, estimates and forecasts of financial and operational metrics; estimates and projections regarding future manufacturing capacity and plant performance; estimates and projections of market opportunity and market share; estimates and projections of adjacent energy sector opportunities; Oklo’s projected commercialization costs and timeline; Oklo’s ability to demonstrate scientific and engineering feasibility of its technologies; Oklo’s ability to attract, retain, and expand its future customer base; Oklo’s ability to timely and effectively meet construction timelines and scale its production and manufacturing processes; Oklo’s ability to develop products and services and bring them to market in a timely manner; Oklo’s ability to achieve a competitive levelized cost of electricity; Oklo’s ability to compete successfully with fission energy products and solutions offered by other companies, as well as with other sources of clean energy; Oklo’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Oklo’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; Oklo’s expectations regarding regulatory framework development; the potential for and timing of receipt of a license to operate nuclear facilities from the U.S. Nuclear Regulatory Commission (the “NRC”); the ability to achieve the results illustrated in the unit economics; the potential benefits of the proposed business combination and expectations related to the terms and timing of the proposed business combination; the success of proposed projects for which Oklo’s powerhouses would provide power, which is outside of Oklo’s control, the construction, ownership and operation by Oklo of power plants, the licensing of such power plant by the NRC, the safety profile of Oklo’s technology, the execution of a definitive power purchase agreements, and the success of Oklo’s power plants; the memorandum of understanding between Oklo and Centrus announced in August 2023, including with respect to the supply of HALEU to Oklo and any of the other components of the collaboration, the consummation of any definitive agreement between Oklo and Centrus, including with respect to Centrus’ purchase of electricity from Oklo; Oklo’s expectations regarding the Aurora Fuel Fabrication Facility at INL and the Aurora advanced fission power plan; Oklo’s and AltC’s expectations with respect to future performance; and the consummation of the proposed business combination between Oklo and AltC. These forward-looking statements are based on information available to Oklo as of the date of this Form 425 and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

These statements are based on various assumptions, whether or not identified in this Form 425, and on the current expectations of Oklo and AltC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo or AltC. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment and future performance of Oklo’s powerhouses; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained; the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by AltC. If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the Special Meeting. Information regarding persons such persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the Special Meeting, is set forth in the preliminary proxy statement/prospectus/consent solicitation statement.

Information about the directors and executive officers of Oklo and a description of their direct or indirect interests is set forth in the sections entitled “Certain Relationships and Related Party Transactions – Oklo’s Related Person Transactions” and “Interests of Certain Persons in the Business Combination” included in the Registration Statement.

Information about the directors and executive officers of AltC, a description of their direct or indirect interests and their beneficial ownership of AltC’s capital stock is set forth in the sections entitled “Other Information about AltC – Management, Directors and Executive Officers,” “Certain Relationships and Related Party Transactions – AltC’s Related Person Transactions,” “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in the Registration Statement. The most recent amendment to the Registration Statement was filed on January 30, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1849056/000110465924007900/tm2324337-10_s4a.htm.

Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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